June 30, 2005

VIA EDGAR AND FACSIMILE

Mr. William Choi
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0308
Washington, D.C. 20549

RE:  Salton Sea Funding Corporation
    Form 10-K for the Year Ended December 31, 2004
    File No. 33-95538

Dear Mr. Choi:

This correspondence is being filed to complete our response to comments with respect to Salton Sea Funding Corporation (“Funding Corporation” or the “Company”) and its Form 10-K for the year ended December 31, 2004 (the “Form 10-K”) received from the staff of the Securities and Exchange Commission (the “Commission”) by letter dated May 13, 2005 (the “Comments”). The numbering below corresponds to the numbering of the Comments, which we have incorporated into this response letter in italics.

Item 8. Financial Statements and Supplementary Data
General

15.
Every issuer of a registered security that is guaranteed and every guarantor of a registered security must file the financial statements required by Rule 3-10 of Regulation S-X. We have the following comments regarding the form and content of the financial statements included in your Annual Report.

a.
Please tell us your basis for filing combined financial statements for the Salton Sea and Partnership Guarantors. If you have relied on one of the exceptions of the general rule of paragraph (a)(1) of Rule 3-10 of Regulation S-X, please tell us the exception you relied upon and explain to us in detail why you comply with the conditions in the exception.

Response: The Company is not seeking to directly rely on one of the specific prescribed exceptions to the general rule of paragraph (a)(1) of Rule 3-10 of Regulation S-X as the basis for filing combined financial statements for the Salton Sea Guarantors and Partnership Guarantors.1  Rather, the Company is relying on Article 3A of Regulation S-X, pursuant to which the Company has determined that the most meaningful financial presentation is combined financial statements for the Salton Sea Guarantors as a group, the Partnership Guarantors as a group and separate financial statements for the Royalty Guarantor. In adopting Rule 3-10 of Regulation S-X, the Commission recognized that there are circumstances “where full Securities Act and Exchange Act disclosure by both the issuer and the guarantors may not be useful to an investment decision and, therefore, may not be necessary.” Securities Act Release 33-7878. Rule 3-10 largely codified prior Commission interpretations and was intended in part “to eliminate substantially the need for staff ‘no-action’ letters in this area.”Id. While Rule 3-10 did create greater certainty, even around the time of effectiveness of Rule 3-10, the Commission recognized that it may still need to consider requests for reporting relief for related issuers and guarantors in cases involving “novel facts or legal issues.” See Sterling Chemicals, Inc. no-action letter, dated December 13, 2000.

Background:

The following is an overview of Funding Corporation and each of the Guarantors.

▪
Funding Corporation, a wholly owned direct subsidiary of Magma Power Company (“Magma”), was organized in 1995 for the sole purpose of acting as issuer of senior secured notes and bonds (the “Securities”). The Securities are payable from the proceeds of payments made of principal and interest on senior secured notes by the Partnership Guarantors, Salton Sea Guarantors and Royalty Guarantor except for Salton Sea Minerals Corporation and CalEnergy Minerals LLC, its wholly owned direct subsidiary, (collectively, the “Guarantors”) to Funding Corporation. Funding Corporation has no more than a 1%, direct or indirect, ownership interest in the Guarantors, excluding Salton Sea Minerals Corporation and CalEnergy Minerals LLC. The remainder of the ownership interests in the Guarantors, with the exception of Salton Sea Minerals Corporation and CalEnergy Minerals LLC, is owned by Magma. Salton Sea Minerals Corporation is a wholly owned direct subsidiary of MidAmerican Energy Holdings Company, an indirect owner of 50% of the common stock on Magma. Please note that the operations of CalEnergy Minerals LLC were ceased in September 2004 and presented as discontinued operations in the Company’s 2004 financial statements based on the application of guidance in FASB Statement No. 144. There is no other activity within Salton Sea Minerals Corporation.

1 The closest applicable specific exception stated in Rule 3-10 based on our facts is Rule 3-10(f), which provides as follows:

(f) Multiple subsidiary guarantors of securities issued by the parent company of those subsidiaries. When a parent company issues securities and more than one of its subsidiaries guarantee those securities, the registration statement, parent company annual report, or parent company quarterly report need not include financial statements of the subsidiary guarantors if:

(1)	Each of the subsidiary guarantors is 100% owned by the parent company issuer;
(2)	The guarantees are full and unconditional;
(3)	The guarantees are joint and several; and
(4)
The parent company’s financial statements are filed for the periods specified by 210.3-01 and 210.3-02 and include, in a footnote, condensed consolidating financial information for the same periods with a separate column for: (i) the parent company; (ii) the subsidiary guarantors on a combined basis; (iii) any other subsidiaries of the parent company on a combined basis; (iv) consolidating adjustments; and (v) the total consolidated amounts.

As the Company, itself, does not own 100% of each of the Guarantors, the Company does not technically meet one of the four conditions of this exception to the general rule, however, the Company believes its reporting is the most meaningful presentation as discussed within this response letter.

▪	The Partnership Guarantors’ primary assets are the direct and indirect ownership of five geothermal power facilities and a zinc recovery project, which ceased operations in September 2004.

▪	The Salton Sea Guarantors’ primary assets are the direct and indirect ownership of five geothermal power facilities, which are under common control, management and ownership.

▪	The Royalty Guarantor is a single purpose entity which was established to receive a royalty cash flow from the sale of power generated by facilities owned by other Guarantors.

For further clarification of the ownership of and interests in the legal entities comprising the Salton Sea Guarantors and the Partnership Guarantors please see Exhibit A to this letter.2

At the time Funding Corporation filed its initial registration statement with the Commission in 1995 to the present, the Company has believed that its situation involves novel facts and legal issues and the Company’s management has determined that the most meaningful financial presentation is combined financial statements for the Salton Sea Guarantors as a group, the Partnership Guarantors as a group and separate financial statements for the Royalty Guarantor rather than nineteen separate financial statements of each of the nineteen individual Guarantors, based on analysis of the following factors: (1) financial unity, (2) common control, common management, common operations and common domicile, (3) joint and several nature of the respective guarantees of the Company’s debt securities and the respective secured project notes and (4) meaningfulness of disclosure.

2  Please note that Exhibit A is an organizational chart substantially similar to the chart provided with our letter dated June 10, 2005; provided, however, that such chart has been corrected by removing “Salton Sea Power Company” from “Salton Sea Guarantors” portion of the diagram. As correctly indicated in the text of the chart, Salton Sea Power Company is not a Salton Sea Guarantor, although it was inadvertently included in “Salton Sea Guarantors” portion of the diagram.

•	Financial Unity

As explained below, we believe the various contractual arrangements among the Company and the Guarantors in effect provide the economic equivalent of 100% equity ownership of the Guarantors by the Company. This financial unity is an important consideration in providing meaningful information to investors for evaluation of the creditworthiness of the Company and the Guarantors.

Although directly or indirectly the Company owns no more than 1% of any of the Guarantors, the documents entered into in connection with the issuance by the Company of its debt securities require all of the Guarantors to deposit all of their respective revenues into a restricted revenue fund held by a collateral agent on behalf of the Company for the benefit of the holders of the Company’s debt securities. The restricted revenue fund is recorded as cash on the Company's balance sheet. The moneys in the restricted revenue fund are combined and used to pay the operating and maintenance expenses of all of the Guarantors and certain administrative expenses of the Company associated with, as well as principal, interest and reserve requirements related to, all of its debt securities. Only after such prior payments are made and certain combined debt service coverage ratio tests are satisfied are remaining funds available to make distributions as directed by the Guarantors. None of the financing documents associated with the Company’s debt securities differentiate among the Guarantors with respect to such deposits and payments. The Guarantors are effectively treated as equal undivided parts of a unified entity.

These same financing documents also provide for: (1) other restrictive covenants imposed upon the operations and management of the Guarantors, including restrictions on the Guarantors making distributions from moneys in the revenue fund except as described above,3 (2) loans from the Company to each of the Salton Sea Guarantors, the Partnership Guarantors and the Royalty Guarantor, the installments of principal and interest of which match, and are utilized to pay principal of and interest on the Company’s debt securities, (3) pledges of substantially all of the assets and cash flows from the Guarantors to secure such loans, and (4) guarantees of the Salton Sea Guarantors, the Partnership Guarantors and the Royalty Guarantor to repay all series of the Company’s outstanding debt securities, regardless of which series of such securities were utilized to fund the particular loans made by the Company to the Guarantors.

We believe these facts and circumstances, together with those described below, effectively create financial unity among the respective Guarantors that makes the inclusion of the combined financial statements for each of the Salton Sea Guarantors and the Partnership Guarantors more meaningful to investors. In addition, we believe that presentation of nineteen separate sets of financial statements covering the nineteen individual Guarantors is not meaningful to investors and that level of detail could be confusing to investors and prevent them from gaining a true measure of the Salton Sea Guaratantors’ and the Partnership Guarantors’ financial performance.

3  In particular, these documents contain customary covenants, subject to important qualifications and limitations, that restrict the Company’s and the Guarantors’ ability, among other things, to pay dividends and make other restricted payments, incur additional debt, create or permit certain liens, merge, consolidate or transfer assets or enter into transactions with affiliates.

•	Common Control, Common Management, Common Operations and Common Domicile

As discussed above, pursuant to the financing documents between Funding Corporation and the Guarantors, Funding Corporation has the ability to exercise significant influence and control over the operation and financial policies of each of the Guarantors.

All of the Salton Sea Guarantors and the Partnership Guarantors, excluding Salton Sea Minerals Corporation and CalEnergy Minerals LLC (whose operations were ceased in September 2004 and presented as discontinued operations in the Partnership Guarantors’ 2004 financial statements), directly or indirectly own geothermal power production facilities located on adjacent lands in the Imperial Valley of California. These facilities, which use similar methods for generating electricity, share in common geothermal resources contained in the Salton Sea Known Geothermal Resource Area. In addition, pursuant to numerous management, administrative services and technology sharing agreements, the Guarantors share common management, employees, assets, technology and customers as follows.

Pursuant to certain operating, maintenance and administrative service agreements, CalEnergy Operating Corporation (“CEOC”), a Partnership Guarantor, operates all of the Salton Sea Guarantors’ and Partnership Guarantors’ geothermal power projects. CEOC maintains a qualified technical staff covering a broad range of disciplines including geology, geophysics, geochemistry, hydrology, volcanology, drilling technology, reservoir engineering, plant engineering, construction management, maintenance services, production management and electric power operation. CEOC also maintains a central laboratory, administrative staff, valve shop, warehouse, vehicle fleet and maintenance shop, and other equipment to support the operations of the Guarantors’ facilities. Employees of CEOC, except for the specific plant operators (who are also employees of CEOC), are shared by all of the facilities. Accordingly, except for Salton Sea Minerals Corporation and CalEnergy Minerals LLC, all of the Salton Sea Guarantors and Partnership Guarantors have the same chief executive officer and other key decision makers, including a common general manager and a common board of directors. CEOC also maintains relations with the customers of the Salton Sea Guarantors and the Partnership Guarantors that directly own the geothermal power projects, which customers consist primarily of Southern California Edison (only two of the projects do not sell power directly to Southern California Edison).

Notwithstanding such common control, management, operations and domicile, the facilities are divided between the Salton Sea Guarantors as a group and the Partnership Guarantors as a group, in certain respects. The Salton Sea Guarantors’ operating facilities have a team, including a site manager, that is generally assigned to operate such facilities. The Salton Sea Guarantors’ facilities share significant common assets, including brine processing assets and geothermal production and injection wells that are separate from those used by the Partnership Guarantors’ facilities. The capital and operating costs of such assets are shared across the Salton Sea Guarantors’ facilities. In addition, such facilities share a common steam flow, separate from that used by the Partnership Guarantors’ facilities, with each of the facilities using steam at one or more of four specific levels of pressure - high, standard, low and very low. Due to the separate brine processing and well field assets, as well as steam flow, these facilities are maintained and operated independently from the Partnership Guarantors’ facilities.

The Partnership Guarantors’ operating facilities also have a team, including a site manager, that is generally assigned to operate such facilities. Likewise, certain of these facilities share significant common assets which include brine processing assets and production and injection geothermal wells separate from the assets of the Salton Sea Guarantors, as well as a common steam flow separate from that of the Salton Sea Guarantors, with each of the facilities using steam at one or more of three specific levels of pressure (as opposed to four at the Salton Sea Guarantors’ facilities) - high, standard and low. The Partnership Guarantors’ facilities are maintained and operated independently from the Salton Sea Guarantors’ facilities.

The Royalty Guarantor owns no operating facilities, merely having the right to receive a royalty cash flow from the sale of power generated by facilities owned by other Guarantors. Therefore, although the Royalty Guarantor is under common management with the Salton Sea Guarantors and the Partnership Guarantors, due to the nature of the Royalty Guarantor’s business the Company has included a separate set of financial statements for the Royalty Guarantor.

We believe such facts and circumstances further effectively create unity among the respective Guarantors, while also creating the distinctions among the Salton Sea Guarantors, the Partnership Guarantors and the Royalty Guarantor (each as a respective group) that makes the inclusion of the combined financial statements for the Salton Sea Guarantors and the Partnership Guarantors more meaningful to investors. As previously stated, we believe that presentation of nineteen separate sets of financial statements for each of the nineteen separate Guarantors is not meaningful and that level of detail could be confusing to investors and prevent them from gaining a true measure of the Salton Sea Guarantors’ and the Partnership Guarantors’ financial performance.

•	Joint and Several Nature of the Guarantees and Secured Project Notes

The Guarantors have two separate categories of obligations, each of which is joint and several, that reinforce the utility of combined financial statements and the financial unity of the credit group. The Salton Sea Guarantors, the Partnership Guarantors and the Royalty Guarantor have each, as a respective group, issued a guarantee of the payment of principal of and interest on all of the Company’s debt securities. Each of these guarantees provides for joint and several liability among the respective Guarantors issuing such guarantee. In addition, and separately from the guarantees, the Salton Sea Guarantors, the Partnership Guarantors and the Royalty Guarantor have each, as a respective group, issued one or more secured project notes, which in the aggregate equal the amount of all of the Company’s debt securities, under which each respective group is required to make scheduled installment payments that in the aggregate correspond to the scheduled amount of principal of and interest then due and payable on the Company’s debt securities. Each of these secured project notes provides for joint and several liability among the respective Guarantors issuing such secured project note.

Such facts and circumstances further effectively create unity among the respective Guarantors, while also creating the distinctions among the Salton Sea Guarantors, the Partnership Guarantors and the Royalty Guarantor (each as a respective group) that makes the inclusion of the combined financial statements for the Salton Sea Guarantors and the Partnership Guarantors more meaningful to investors than a presentation that would include nineteen separate sets of financial statements for each of the nineteen separate Guarantors.

•	Combined Financial Statements Are the Most Meaningful

Regulation S-X Rule 3A-02 states in effect that the registrant should consider the most meaningful consolidation policy and should include or exclude individual financial statements in order to clearly exhibit financial position and results of operations. In this context, we believe fair presentation is dependent on the specifics of the registrant’s situation and may result in the use of combined financial statements under certain facts and circumstances.

Given the Guarantors’ financial unity, integrated cash flows, common management, operations and domicile, as well as the joint and several nature of the obligations of the Guarantors, we believe the most useful financial presentation is combined financial statements for the Partnership Guarantors as a group and for the Salton Sea Guarantors as a group, together with separate financial statements for the Royalty Guarantor. Furthermore, the Company has historically and consistently presented separate financial statements for the Salton Sea Guarantors as a group, the Partnership Guarantors as a group and for the Royalty Guarantor, and the Company is not aware of any objections from its debt holders as a result of such presentation. The Company has also provided separate audits for full year periods and separate unaudited financial statements for interim periods for the three categories of Guarantors (namely, the Salton Sea Guarantors as a group, the Partnership Guarantors as a group and the Royalty Guarantor).

b.
Please tell us why you present condensed combining financial information in the notes to financial statements of the Partnership Guarantors and not in the notes to financial statements of the Salton Sea Guarantors.

Response: The Company has determined that the most meaningful financial presentation is combined financial statements for the Salton Sea Guarantors as a group, and that condensed combining financial information in the notes to financial statements of the Salton Sea Guarantors would not be of additional value to the users of the financial statements due to the following: 1) The Salton Sea Guarantors consist solely of geothermal power generating facilities. All of such facilities share common brine handling system, well field and steam flow. The capital and operating costs of the shared assets are allocated across the Salton Sea Guarantors’ facilities. Given the significance of the common assets and steam flow, the Salton Sea Guarantors’ facilities are generally operated and maintained as one facility, and 2) A significant portion of the Salton Sea Guarantors’ cash flows are generated by the facilities owned by one guarantor, Salton Sea Power Generation L.P. Approximately 80% of the revenue for the year ended December 31, 2004 was produced by facilities owned by Salton Sea Power Generation L.P. The remaining 20% of the revenue was generated by a facility owned by one other guarantor. Therefore, reporting on the individual guarantors would not provide meaningful additional information.

c.
Please tell us your basis for including the assets and liabilities of the Salton Sea IV project, as opposed to the financial statements of Fish Lake, in the combined financial statements of the Salton Sea Guarantors. Further, please tell us your basis for including the proportionate share of the partnerships in which CEOC, VPC, CE Turbo and CalEnergy Minerals have an undivided interest in each asset and are proportionately liable for their share of the liabilities, as opposed to the financial statements of the limited partnership guarantors, in the combined financial statements of the Partnership Guarantors. Refer to EITF 00-1.

Response: The combined financial statements of the Salton Sea Guarantors include the financial statements of Fish Lake. The Company will clarify the “Summary of Significant Accounting Policies - Basis of Presentation” note for the Salton Sea Guarantors in future annual filings substantially as follows:

“The accompanying financial statements of the Salton Sea Guarantors present the accounts of (1) Salton Sea Brine Processing, L.P. (“SSBP”), a California limited partnership between Magma as a 99% limited partner and Salton Sea Power Company (“SSPC”), a wholly-owned subsidiary of Magma, as a 1% general partner, (2) Salton Sea Power Generation L.P. (“SSPG”), a California limited partnership between SSBP, as a 99% limited partner, and SSPC, as a 1% general partner, (3) Fish Lake Power LLC, a Delaware limited liability company and (4) Salton Sea Power L.L.C., a Delaware limited liability company. Funding Corporation owns 1% interests in SSPC and Fish Lake. All of the entities in the combined financial statements are affiliates of Magma and indirect subsidiaries of CE Generation. All intercompany balances and transactions have been eliminated.”

The basis for including the proportionate share of the partnerships as opposed to the financial statements of the limited partnership guarantors, in the combined financial statements of the Partnership Guarantors is that the Partnership Guarantors consist of (i) entities that directly own project assets that secure the Partnership Guarantors’ secured project notes and (ii) certain of the direct and indirect parent entities thereof. Under documents related to Funding Corporation’s bonds, substantially all of the assets and cash flows from the Partnership Guarantors are also jointly and severally pledged to secure such bonds and are utilized to provide funding for the debt service of such bonds as well as the capital needs of such projects. Pursuant to an allocation agreement among the Partnership Guarantors, such joint and several liability is allocated (for contribution purposes) among the Partnership Guarantors on a proportionate basis that is substantially similar to that utilized for combined purposes. Furthermore, all cash flows are centrally deposited and utilized to pay the liabilities of all of the projects pursuant to the financing documents. Accordingly, combined financial statements on a 100% basis would not accurately present the facts which we believe are relevant to the holders of the Company’s debt.

Additionally, EITF 00-1 provides that entities in the extractive industry may use a proportional financial statement presentation instead of an equity method presentation. The proportionate consolidation method has been consistently used within the geothermal industry and specifically by the Company for many years.

d.
We note that the form of the Partnership and Royalty guarantees are limited to available cash flows. It appears that these limitations on the form of the guarantees violate the exception provided by Rule 3-10(b) - (g) which requires a full and unconditional guarantee for guarantors seeking to avoid the general rule of Regulation S-X 3-10(a)(1) requiring a full set of financial statements for each guarantor. Please explain to us why these limitations on your partnership and Royalty guarantees do not violate the notion of “full” and “unconditional.”

Response: We believe the guarantees provided by the Partnership Guarantors and the Royalty Guarantor do not violate the notion of “full” and “unconditional” because the guarantees cover the full amount of the debt and the effectiveness of the guarantees is not subject to any conditions precedent. Furthermore, we believe the guarantees provided by the Partnership Guarantors and the Royalty Guarantor do not violate the notion of “full” and “unconditional” because, as required by Rule 3-10(h)(2), if Funding Corporation fails to make a scheduled payment on its bonds, each of the Partnership Guarantors and the Royalty Guarantor (as well as the Salton Sea Guarantors) are jointly and severally obligated to make the scheduled payment and if any of them does not, the Trustee and Collateral Agent, as holder of all of the guarantees, may bring suit directly against any of the Partnership Guarantors or the Royalty Guarantor for payment of all amounts due and payable. The guarantees provided by the Partnership Guarantors and the Royalty Guarantor by their terms are limited to available cash flow; however, available cash flow for any given period includes all of the revenues of the Partnership Guarantors and the Royalty Guarantor for such period minus amounts that have already been expended for the payment of royalties, operating and maintenance costs, capital expenditures and debt service on the bonds for such period. Therefore, even if the guarantees provided by the Partnership Guarantors and the Royalty Guarantor did not have the available cash flow limitation, the amount available for payment would be identical to an unconditional guarantee. Furthermore, given that (1) all of the assets of the Partnership Guarantors and the Royalty Guarantor, not merely available cash flow, are pledged to the Trustee and Collateral Agent for the benefit of the holders of the bonds, (2) the obligations of the Partnership Guarantors and the Royalty Guarantor under their respective secured project notes are not limited to available cash flow and (3) the Partnership Guarantors and the Royalty Guarantor are required to deposit all revenues received by them into the Revenue Account maintained with and controlled by the Collateral Agent, in the event of a default in payment of debt service on and acceleration of the bonds, the Trustee and Collateral Agent will have access to all of the assets of the Partnership Guarantors and the Royalty Guarantor to pay amounts due and payable.

Salton Sea Guarantors
Financial Statements
General

28.	Please explain to us how you have complied with the disclosure requirements of SAB Topic 4:F for each period presented. Please specifically address, as applicable, the disclosures regarding:
•	amounts of equity attributable to each ownership class;
•	changes in the number of equity units authorized and outstanding for each ownership class;
•	the aggregate amount of income allocated to each ownership class; and
•	results of operations on a per-unit basis.
In doing so, please tell how you classify and report equity of guarantors organized as a limited liability company or as a corporation.

Response: At the time Funding Corporation filed its initial registration statement with the Commission in 1995 to the present, the Company has believed that the disclosures required under SAB Topic 4:F were not applicable or meaningful to the Salton Sea Guarantors’ or the Partnership Guarantors’ combined financial statements. The Company respectfully acknowledges the comment and continues to believe that SAB Topic 4:F, which is applicable to master limited partnerships, is not applicable to either the Salton Sea Guarantors or the Partnership Guarantors because none of the equity units are publicly held.

30.
Please tell us how and to what extent the financial statements of CE Salton Sea Inc. and Fish Lake are reflected in the combined financial statements. In doing so, tell us whether Fish Lake has any assets or liabilities other than its 1% interest in the Salton Sea IV project and your basis in GAAP for combining the assets and liabilities of the Salton Sea IV Project with the financial statements of SSBP, SSPG and Salton Sea Power.

Response: CE Salton Sea Inc., which is both a Partnership Guarantor and a Salton Sea Guarantor, owns 100% of Salton Sea Power L.L.C. and CE Turbo LLC and has no other assets or liabilities or operating activities. The consolidated statements of CE Salton Sea Inc. are not included in the combined statements of either the Partnership Guarantors or the Salton Sea Guarantors. Rather, CE Salton Sea Inc.’s investment in Salton Sea Power L.L.C. is included in the combined statements of the Salton Sea Guarantors and CE Salton Sea Inc.’s investment in CE Turbo LLC is included in the combined statements of the Partnership Guarantors. Inclusion of the consolidated accounts of CE Salton Sea Inc. in the combined statements of the Salton Sea Guarantors and/or the Partnership Guarantors could mislead the readers of the financial statements as certain information would be counted twice as it would be included in both sets of financial statements. The Salton Sea IV project assets and liabilities have been combined with the financial statements of SSBP, SSPG and Salton Sea Power L.L.C.based on common management, operation and ownership. Please refer to the Company’s response to Comment 15, included herein, for additional discussion regarding the preparation of combined financial statements pursuant to Article 3A of Regulation S-X.

The financial statements of Fish Lake Power LLC are included in the combined financial statements of the Salton Sea Guarantors. As of December 31, 2004, Fish Lake Power LLC had $1.3 million of accrued liabilities and $0.7 million of amounts due to affiliates.

32.
You disclose that the Partnership Guarantors include Salton Sea Minerals Corp., San Felipe, Conejo, Niguel and VPCG. However, it does not appear that you have included the financial statements of these entities in the filing. Please advise.

Response: The financial statements of the Partnership Guarantors include the accounts of San Felipe, Conejo, and Niguel, which are 100% direct subsidiaries of CalEnergy Operating Corporation, and the accounts of VPCG, which is a 100% direct subsidiary of Vulcan Power Company.

The financial statements of the Partnership Guarantors also include the accounts of Salton Sea Minerals Corp., but such accounts are referred to as the accounts of CalEnergy Minerals LLC in the Partnership Guarantors financial statement disclosures, which is a 100% direct subsidiary of Salton Sea Minerals Corp. The operations of these entities effectively ceased on September 10, 2004.

To clarify the organization of the Salton Sea Guarantors and the Partnership Guarantors, the Company will include an organizational chart detailing the owners of and interests in the legal entities that comprise the Guarantors similar to the one attached as Exhibit A to this letter in future annual filings.

Sincerely,

Andrea Scheidel
Vice President and Controller

EXHIBIT A